Exhibit 99.1

Contact:
Uri Birenberg
CFO
(972) 77-774-5060
urib@radcom.com

FOR IMMEDIATE RELEASE

RADCOM REPORTS Q2 & H1 FINANCIAL RESULTS: ON-TRACK
PERFORMANCE ACROSS ALL PARAMETERS DRIVEN BY STRONG
DEMAND FOR SOFTWARE-BASED MAVERIQ CEM

TEL-AVIV, Israel – July 23, 2014-- RADCOM Ltd. (NASDAQ: RDCM), a leading provider of service assurance and customer experience (CEM) solutions, today reported its financial results for the second quarter and first half ended June 30, 2014.

In $ thousands	H1 2014	H1 2013	Q2 2014	Q2 2013
Revenues	$10,441	$10,016	$4,970	$5,443
Gross margin	71.0%	66.9%	74.8%	67.3%
Net profit (loss)	$317	$(390)	$207	$204
Net profit (loss) (non-GAAP)	$608	$(93)	$360	$419
Cash & equivalents	$3,853	$1,278	$3,853	$1,278
Collections	$12,940	$8,095	$6,534	$2,958

Financial Results

First Half of 2014: For the first half of 2014, RADCOM’s revenues increased to $10.4 million from $10.o million in the first half of 2013, while gross margin for the period increased to 71.0% from 66.9% in the prior-year period. The rise in gross margin derived from the Company’s successful transition to a software-driven business model and strong initial sales of MaveriQ, RADCOM’s new NFV-ready software-based solution, which will become RADCOM’s next growth driver.

Net income for the first half totaled $317,000, or $0.04 per ordinary share (basic and diluted), compared with the net loss of $(390,000), or $(0.06) per ordinary share (basic and diluted), recorded in the first half of 2013. On a non-GAAP basis, net income for the period totaled $608,000, or $0.08 per basic ordinary share ($0.07 per diluted ordinary share), compared with a non-GAAP net loss of $(93,000), or $(0.01) per ordinary share (basic and diluted), for the first half of 2013.

Collections during the first half totaled a record $12.9 million, a 59% increase compared with $8.1 million in the second half of 2013.  As a result, the Company’s balance of cash and cash equivalents at June 30, 2014 was $3.9 million, triple its level at the end of 2013.

The Company’s on-track financial performance and first half collections lead Management to confirm its projection of significant growth in 2014 compared with 2013, together with anticipated future gross margin of above 75%.

Second Quarter: During the second quarter, RADCOM recorded $5.0 million in revenues with a record 74.8% gross margin and solid net profit. Net income for the quarter totaled $207,000, or $0.03 per basic ordinary share ($0.02 per diluted ordinary share) compared with $204,000, or $0.03 per ordinary share (basic and diluted), for the second quarter of 2013. On a non-GAAP basis, net income totaled $360,000, or $0.04 per ordinary share (basic and diluted), compared with $419,000, or $0.06 per ordinary share (basic and diluted), for the second quarter of 2013.

Both collections and bookings were strong in the period. The decrease in revenues compared with the  $5.4 million recorded in the second quarter of 2013 reflected revenue recognition issues which are not expected to impact full-year performance.

Comments of Management
“We are pleased to report another quarter of on-track performance as demonstrated by our rising profits, margins, cash and collection,” commented Mr. David Ripstein, RADCOM’s President and CEO. “These good results reflect the market’s strong reception of our new MaveriQ product, a software-based CEM solution that is driving our business to a whole new level. MaveriQ’s unique capabilities for the LTE era have made us ‘contenders’ in more and larger opportunities than ever before, while giving us a high win rate with both new and repeat customers in all geographies. MaveriQ’s readiness for the virtualized environment positions us to benefit strongly from the long-term potential of this new technology cycle. Just as important, MaveriQ’s higher margins – coupled with our success in managing expenses across the board – has made us more profitable. This is our formula for long-term growth and success, in line with our plans and projections.”

Earnings Conference Call
RADCOM's management will hold an interactive conference call today at 9:00 AM Eastern Time (16:00 Israel Time) to discuss the results and to answer participants' questions. To join the call, please call one of the following numbers approximately five minutes before the call is scheduled to begin:

From the US (toll-free): + 1-888-668-9141

From other locations: +972-3-918-0609

For those unable to listen to the call at the time, a replay will be available from July 24th on RADCOM's website.

About RADCOM
RADCOM provides innovative service assurance and customer experience management solutions for leading telecom operators and communications service providers. RADCOM specializes in solutions for next-generation mobile and fixed networks, including LTE, VoLTE, IMS, VoIP, UMTS/GSM and mobile broadband. RADCOM's comprehensive, carrier- grade solutions are designed for big data analytics on terabit networks, and are used to prevent service provider revenue leakage and to enhance customer care management. RADCOM's products interact with policy management to provide self-optimizing network solutions. RADCOM's shares are listed on the NASDAQ Capital Market under the symbol RDCM. For more information, please visit www.radcom.com

Non-GAAP Information
Certain non-GAAP financial measures are included in this press release. These non-GAAP financial measures are provided to enhance the reader's overall understanding of our financial performance. By excluding non-cash stock-based compensation that has been expensed in accordance with ASC Topic 718, our non-GAAP results provide information to both management and investors that is useful in assessing our core operating performance and in evaluating and comparing our results of operations on a consistent basis from period to period. These non-GAAP financial measures are also used by management to evaluate financial results and to plan and forecast future periods.  The presentation of this additional information is not meant to be considered a substitute for the corresponding financial measures prepared in accordance with GAAP.

Risks Regarding Forward-Looking Statements

Certain statements made herein that use words such as “estimate,” “project,” “intend,” “expect,” “'believe”, "may", "might", "predict", "potential", "anticipate", "plan" or similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties that could cause the actual results, performance or achievements of the Company to be materially different from those that may be expressed or implied by such statements, including, among others, changes in general economic and business conditions and specifically, decline in the demand for the Company’s products, inability to timely develop and introduce new technologies, products and applications, and loss of market share and pressure on prices resulting from competition. For additional information regarding these and other risks and uncertainties associated with the Company’s business, reference is made to the Company’s reports filed from time to time with the United States Securities and Exchange Commission. The Company does not undertake to revise or update any forward-looking statements for any reason.

RADCOM Ltd. Consolidated Statement of Operations
(1000's of U.S. dollars, except share and per share data)

	Three months ended June 30,		Six months ended June 30,
	2014	2013	2014	2013
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Sales	$4,970	$5,443	$10,441	$10,016
Cost of sales	1,253	1,781	3,025	3,316
Gross profit	3,717	3,662	7,416	6,700

Research and development, gross	1,518	1,420	3,086	2,871
Less - royalty-bearing participation	289	279	587	669
Research and development, net	1,229	1,141	2,499	2,202

Sales and marketing	1,774	1,803	3,721	3,790
General and administrative	558	491	1,136	978
Total operating expenses	3,561	3,435	7,356	6,970

Operating income (loss)	156	227	60	(270)
Financing income (expenses), net	51	(23)	257	(120)

Net income (loss)	$207	$204	$317	$(390)
Basic net income (loss) per ordinary share	$0.03	$0.03	$0.04	$(0.06)
Diluted net income (loss) per ordinary share	$0.02	$0.03	$0.04	$(0.06)
Weighted average number of ordinary shares used in computing basic net income (loss) per ordinary share	8,017,570	7,133,654	7,995,073	6,795,807
Weighted average number of ordinary shares used in computing diluted net income (loss) per ordinary share	8,495,235	7,381,794	8,482,199	6,795,807

RADCOM Ltd.
RECONCILIATION OF GAAP TO NON-GAAP FINANCIAL INFORMATION
(1000's of U.S. dollars, except share and per share data)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2014	2013	2014	2013
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

GAAP net income (loss)	$207	$204	$317	$(390)
Stock-based compensation (1)	153	215	291	297
Non-GAAP net income (loss)	$360	$419	$608	$(93)
Non-GAAP net income (loss) per share (basic)	$0.04	$0.06	$0.08	$(0.01)
Non-GAAP net income (loss) per share (diluted)	$0.04	$0.06	$0.07	$(0.01)

Number of shares used in computing Non-GAAP earnings (loss) per share (basic)	8,017,570	7,133,654	7,995,073	6,795,807

Number of shares used in computing Non-GAAP earnings (loss) per share (diluted)	8,495,235	7,381,794	8,482,199	6,795,807

(1) Stock-based compensation:
Cost of sales	4	5	8	5
Research and development	56	80	102	86
Sales and marketing	54	55	104	61
General and administrative	39	75	77	145
	153	215	291	297

RADCOM Ltd. Consolidated Balance Sheet (1000's of U.S. dollars)

	As of	As of
	June 30, 2014	December 31, 2013
	(unaudited)	(audited)
Current Assets
Cash and cash equivalents	3,853	1,185
Restricted Cash	-	1,505
Trade receivables, net	3,892	5,723
Inventories	4,217	4,352
Other receivables	3,199	3,092
Total Current Assets	15,161	15,857

Severance pay fund	3,469	3,535

Property and equipment, net	234	253

Total Assets	18,864	19,645

Liabilities and Shareholders' Equity
Current Liabilities
Short term bank credit	-	629
Trade payables	1,162	2,257
Deferred revenue and advances from customers	900	1,305
Employees and payroll accruals	2,113	2,109
Other payables and accrued expenses	1,681	1,795
Total Current Liabilities	5,856	8,095

Long-Term Liabilities
Deferred revenue	508	107
Accrued severance pay	3,925	3,944
Total Long-Term Liabilities	4,433	4,051

Total Liabilities	10,289	12,146

Shareholders' Equity
Share capital	339	335
Additional paid-in capital	66,299	65,791
Accumulated other comprehensive loss	(558)	(805)
Accumulated deficit	(57,505)	(57,822)
Total Shareholders' Equity	8,575	7,499

Total Liabilities and Shareholders' Equity	18,864	19,645